Exhibit 99.1

First High-School Education Group Announces Formation of Special Committee

BEIJING, CHINA / ACCESSWIRE / August 14, 2024 — First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (OTCQB: FHSEY), an education service provider primarily focusing on high schools in Western China, today announced that its board of directors (the “Board”) has formed a special committee consisting of two independent directors, Mr. Guangzhou Zhao and Mr. Yuanlin Hu, to evaluate and consider the previously announced preliminary non-binding proposal letter dated August 2, 2024 (the “Proposal”). Mr. Guangzhou Zhao chairs the special committee.

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that no decisions have been made with respect to the Proposal. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the transaction contemplated by the Proposal, or that the transaction contemplated by the Proposal or any other similar transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to any transaction, except as required under applicable law.

About First High-School Education Group

First High-School Education Group is an education service provider primarily focusing on high schools in Western China. The Company aspires to become a leader and innovator of private high school education in China, with the focuses on a comprehensive education management integrating education information consulting, education research project development, education talent management, education technology management, education service management, and general vocational integration development services. For more information, please visit https://ir.diyi.top/.

Safe Harbor Statement

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

First High-School Education Group

Tommy Zhou

Chief Financial Officer

E-mail: tommyzhou@dygz.com

Customer Service

E-mail: FHS_info@dygz.com

Phone: 010-62555966 (9:30-12:00, 13:30-16:00 CST)